United States

Securities and Exchange Commission

Washington, DC 20549

Form 12b-25

Notification of Late Filing

Commission File Number 001-05978

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I Registrant Information

SIFCO Industries, Inc.

Full Name of Registrant

Former Name if Applicable

970 East 64th Street

Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44103

City, State and Zip Code

Part II Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SIFCO Industries, Inc. (the “Company”) has experienced a delay in completing the financial statements to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015. As a result of this delay, the Company is unable to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense.

The Company’s inability to timely file its Form 10-Q is a result of time needed to address certain accounting matters. In the third quarter, the Company recorded immaterial corrections related to both the first and second fiscal quarters of 2015. The Company is working through these corrections and its assessment of its internal controls over financial reporting.

Part IV Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Salvatore Incanno	(216)	432-6264
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Form 12b-25 contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed “forward-looking”. Words such as “expect”, “believe”, “project”, “plan”, “anticipate”, “intend”, “objective”, “goal”, “view”, and similar expressions identify forward-looking statements. These statements are based on management’s current views and assumptions of future events and financial performance and involve a number of risks and uncertainties, many outside of the Company’s control that could cause actual results to materially differ from those expressed or implied. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein. These statements speak only as of the date made.

SIFCO Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 10, 2015	By	/s/ Salvatore Incanno
Vice President – Finance and Chief Financial Officer (Principal Financial Officer)

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).